Exhibit 99.1

22 August 2024

PureTech Health plc

PureTech Appoints Michele Holcomb, PhD, to Board of Directors

Strategic healthcare leader brings more than 30 years of global experience to PureTech’s Board following notable positions with Cardinal Health, Teva Pharmaceuticals and McKinsey & Company

PureTech Health plc (Nasdaq: PRTC, LSE: PRTC) (“PureTech” or the “Company”), a clinical-stage biotherapeutics company dedicated to changing the lives of patients with devastating diseases, today announced that Michele Holcomb, PhD, will join its board of directors as an independent non-executive director. Dr. Holcomb’s appointment will take effect as of September 23, 2024. She brings more than 30 years of expertise leading global healthcare companies through strategic inflection points and preparing innovative programs and portfolios for growth.

“As PureTech enters its next phase of growth focused on innovating and progressing major advances for patients, Dr. Holcomb brings a wealth of experience to our strategy that’s built among highly visible healthcare organizations,” said Bharatt Chowrira, PhD, JD, Chief Executive Officer of PureTech. “She has a proven track record of leading transformational growth initiatives and driving organizational progress that will complement our board’s exceptional leadership, and we will greatly benefit from Dr. Holcomb’s broad biopharma experience as we deliver on our commitment to bring highly innovative and differentiated new medicines to patients and build value for all of our shareholders.”

“PureTech pioneered the hub-and-spoke business model, and its approach successfully combines commercial, scientific and medical expertise towards a highly focused development strategy for each of the therapies in its portfolio,” commented Dr. Holcomb. “I am excited and honored to work with my fellow board members and the PureTech management team to guide the Company through the next stage of evolution.”

Dr. Holcomb is a strategic leader with more than 30 years of healthcare experience across biotech, pharmaceuticals and healthcare services. She has served on both public and private boards, and has been a scientist, consultant and executive, driving change through innovation and optimization at key interfaces. In her previous role as EVP, Chief Strategy and Business Development Officer at Cardinal Health, Dr. Holcomb leveraged an enterprise perspective and knowledge of the evolving healthcare landscape to work with the CEO, CFO, and leaders across the Pharmaceutical and Medical segments to define strategies, optimize the portfolio, and identify growth and innovation opportunities. Her team also led the execution and integration of investments, acquisitions, partnerships and divestitures to support Cardinal Health’s strategy, as well as drove the enterprise approach to innovation.

Prior to Cardinal Health, Dr. Holcomb was the Chief Operating Officer of Global R&D and SVP of Strategy, Portfolio, Search and Partnerships at Teva Pharmaceuticals. She also spent 15 years at McKinsey & Company and was a Partner of the Global Pharmaceutical Practice. Dr. Holcomb is a member of the board of directors and chair of the Nominating and ESG (NESG) committee of Kimball Electronics Inc (Nasdaq: KE). She also serves on the board of the Abigail Wexner Research Institute at Nationwide Children’s Hospital in Columbus, the BalletMet of Columbus, where she chairs the long-range planning committee and the Liberty Science Center in New Jersey. Dr. Holcomb is a member of the editorial advisory board of Pharmaceutical Executive and has lectured on healthcare strategy at Kellogg (Northwestern), Columbia and Fuqua (Duke) business schools. Dr. Holcomb received a BS in chemistry from Stanford University and a PhD in chemistry from the University of California, Berkeley, and previously worked as an R&D chemist at Ciba-Geigy and Syntex Pharmaceuticals.

“On behalf of the entire PureTech Board of Directors, I am honored to welcome Dr. Holcomb to our organization,” said Raju Kucherlapati, PhD, Chair of the PureTech Board of Directors. “Dr. Holcomb’s extensive background in biopharma, coupled with her innovative mindset and unwavering dedication to excellence, positions her as a pivotal addition to our board. Her unique insights and strategic vision will be instrumental as we work to advance our company’s mission, and I am confident that her contributions will drive significant value not only for patients but also for our shareholders.”

On joining PureTech’s Board of Directors, Dr. Holcomb will become a member of the Audit Committee and Dr. Kucherlapati will step down from the Audit Committee.

Dr. Holcomb is independent for the purposes of the UK Corporate Governance Code, and PureTech confirms that there is no further information required to be disclosed pursuant to UK Listing Rule 6.4.8.

About PureTech Health

PureTech is a clinical-stage biotherapeutics company dedicated to giving life to new classes of medicine to change the lives of patients with devastating diseases. The Company has created a broad and deep pipeline through its experienced research and development team and its extensive network of scientists, clinicians and industry leaders that is being advanced both internally and through its Founded Entities. PureTech’s R&D engine has resulted in the development of 29 therapeutics and therapeutic candidates, including two that have received both U.S. FDA clearance and European marketing authorization and a third (KarXT) that has been filed for FDA approval. A number of these programs are being advanced by PureTech or its Founded Entities in various indications and stages of clinical development, including registration enabling studies. All of the underlying programs and platforms that resulted in this pipeline of therapeutic candidates were initially identified or discovered and then advanced by the PureTech team through key validation points.

For more information, visit www.puretechhealth.com or connect with us on X (formerly Twitter) @puretechh.

Cautionary Note Regarding Forward-Looking Statements

This press release contains statements that are or may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation those related to PureTech’s development plans and our future prospects, developments and strategies. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other important factors that could cause actual results, performance and achievements to differ materially from current expectations, including, but not limited to, those risks, uncertainties and other important factors described under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC and in our other regulatory filings. These forward-looking statements are based on assumptions regarding the present and future business strategies of the Company and the environment in which it will operate in the future. Each forward-looking statement speaks only as at the date of this press release. Except as required by law and regulatory requirements, we disclaim any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

PureTech

Public Relations

publicrelations@puretechhealth.com

Investor Relations

IR@puretechhealth.com

UK/EU Media

Ben Atwell, Rob Winder

+44 (0) 20 3727 1000

puretech@fticonsulting.com

US Media

Nichole Bobbyn

+1 774 278 8273

nichole@tenbridgecommunications.com